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 [LOGO]                                                            Exhibit 99.2
 Celestica Inc.
 Supplemental Information
 (in millions of US dollars, except per share amounts)
 (unaudited)

                                                  ----------------------------------------------------------------------------------
                                                  Q3 1999      Q4 1999     Q1 2000      Q2 2000      Q3 2000     Q4 2000     Q1 2001

 REVENUE                                        $ 1,356.9    $ 1,608.8   $ 1,612.3    $ 2,091.9     $ 2,600.1   $ 3,447.8  $2,692.6
 NET EARNINGS (LOSS)                                 19.5         26.2        26.1         41.4          55.7        83.5      54.8

 Earnings (loss) per share - basic (1)             $ 0.12       $ 0.15      $ 0.14       $ 0.20        $ 0.26      $ 0.39    $ 0.25
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------

 Earnings (loss) per share - diluted (1)(2)        $ 0.11       $ 0.14      $ 0.13       $ 0.20        $ 0.25      $ 0.38    $ 0.25
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------

 ADJUSTED NET EARNINGS

 Net earnings (loss)                               $ 19.5       $ 26.2      $ 26.1       $ 41.4        $ 55.7      $ 83.5    $ 54.8
 Adjustments:
 Amortization of intangible assets                   14.1         14.0        15.3         19.2          25.6        28.8      29.6
 Integration costs related to acquisitions            1.3          4.3         0.7          4.9           4.8         5.7       2.3
 Other charges                                          -            -           -            -             -           -       3.8
 Income tax effect of above                          (2.3)        (3.5)       (2.6)        (1.8)         (2.2)       (1.0)     (3.2)
                                                  ----------------------------------------------------------------------------------
 Adjusted net earnings                             $ 32.6       $ 41.0      $ 39.5       $ 63.7        $ 83.9     $ 117.0    $ 87.3
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
        As a percentage of revenue                    2.4%         2.5%        2.4%         3.0%          3.2%        3.4%      3.2%

 Adjusted net earnings per share - basic (1)       $ 0.19       $ 0.23      $ 0.21       $ 0.31        $ 0.40      $ 0.56    $ 0.41
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
 Adjusted net earnings per share - diluted (1)(2)  $ 0.19       $ 0.22      $ 0.20       $ 0.30        $ 0.38      $ 0.53    $ 0.39
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
 Weighted average number of shares (in millions)
   outstanding - basic (1)                          168.6        177.0       190.1        202.7         203.0       203.2     203.6
               - diluted (1)(2)                     176.3        184.1       199.5        211.9         220.0       222.6     223.1

 Actual number of shares (in millions)
   outstanding - basic (1)                          169.0        185.4       202.5        202.8         203.2       203.4     203.8
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------

 ADJUSTED EBITDA

 Net earnings (loss)                               $ 19.5       $ 26.2      $ 26.1       $ 41.4        $ 55.7      $ 83.5    $ 54.8
 Income taxes                                         9.1         12.3        12.3         13.1          17.5        26.3      17.3
                                                  ----------------------------------------------------------------------------------
 EBT                                                 28.6         38.5        38.4         54.5          73.2       109.8      72.1
 Integration costs related to acquisitions            1.3          4.3         0.7          4.9           4.8         5.7       2.3
 Other charges                                          -            -           -            -             -           -       3.8
                                                  ----------------------------------------------------------------------------------
 Adjusted EBT                                        29.9         42.8        39.1         59.4          78.0       115.5      78.2
 Interest expense (income), net                       3.0          2.2        (1.8)        (6.3)         (5.2)       (5.7)     (3.5)
                                                  ----------------------------------------------------------------------------------
 Adjusted EBIT                                       32.9         45.0        37.3         53.1          72.8       109.8      74.7
 Amortization of intangible assets                   14.1         14.0        15.3         19.2          25.6        28.8      29.6
                                                  ----------------------------------------------------------------------------------
 ADJUSTED EBIAT                                      47.0         59.0        52.6         72.3          98.4       138.6     104.3
                                                      3.5%         3.7%        3.3%         3.5%          3.8%        4.0%      3.9%
                                                  ----------------------------------------------------------------------------------
 Adjusted EBITDA                                   $ 65.8       $ 81.0      $ 76.1      $ 101.4       $ 131.1     $ 175.2   $ 143.9
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
                                                      4.9%         5.0%        4.7%         4.8%          5.0%        5.1%      5.3%

                                                  ----------------------------------------------------------------------------------




                                                 ----------------------------------------------------------------------------------
                                                 Q2 2001        Q3 2001    3Q YTD 2000    3Q YTD 2001        FY 1999        FY 2000

REVENUE                                        $ 2,660.7      $ 2,203.0      $ 6,304.3      $ 7,556.2      $ 5,297.2       $9,752.1
NET EARNINGS (LOSS)                            $    15.8          (38.7)         123.2           32.0           68.4          206.7
Earnings (loss) per share - basic (1)             $ 0.06        $ (0.20)        $ 0.61         $ 0.10         $ 0.41         $ 1.01
                                                 -----------------------------------------------------------------------------------
                                                 -----------------------------------------------------------------------------------
Earnings (loss) per share - diluted (1)(2)        $ 0.06        $ (0.20)        $ 0.59         $ 0.10         $ 0.40         $ 0.98
                                                 -----------------------------------------------------------------------------------
                                                 -----------------------------------------------------------------------------------
ADJUSTED NET EARNINGS
Net earnings (loss)                               $ 15.8        $ (38.7)       $ 123.2           32.0           68.4          206.7
Adjustments:
Amortization of intangible assets                    28.1           32.2           60.1           89.9           55.6           88.9
Integration costs related to acquisitions             7.8           10.0           10.4           20.1            9.6           16.1
Other charges                                        53.2           79.6              -          136.6              -              -
Income tax effect of above                          (11.8)         (18.4)          (6.5)         (33.5)         (10.6)         (7.6)
                                                  ----------------------------------------------------------------------------------
Adjusted net earnings                              $ 93.1         $ 64.7        $ 187.2        $ 245.1        $ 123.0        $ 304.1
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
       As a percentage of revenue                     3.5%           2.9%           3.0%           3.2%           2.3%          3.1%

Adjusted net earnings per share - basic (1)        $ 0.43         $ 0.28         $ 0.93         $ 1.13         $ 0.74         $ 1.50
                                                 -----------------------------------------------------------------------------------

Adjusted net earnings per share - diluted (1)(2)   $ 0.41         $ 0.27         $ 0.89         $ 1.08         $ 0.72        $ 1.44
                                                  ----------------------------------------------------------------------------------
                                                  ----------------------------------------------------------------------------------
Weighted average number of shares (in millions)
  outstanding - basic (1)                           207.0          218.1          198.6          208.0          167.2          199.8
              - diluted (1)(2)                      225.5          235.7          210.0          226.6          171.2          211.8
Actual number of shares (in millions)
  outstanding - basic (1)                           216.3          219.9          203.2          219.9          185.4          203.4
                                                 -----------------------------------------------------------------------------------
                                                 -----------------------------------------------------------------------------------
ADJUSTED EBITDA

Net earnings (loss)                               $ 15.8        $ (38.7)       $ 123.2         $ 32.0         $ 68.4        $ 206.7
Income taxes                                         3.3           (7.9)          42.9           12.6           36.0           69.2
                                                 -----------------------------------------------------------------------------------
EBT                                                 19.1          (46.6)         166.1           44.6          104.4          275.9
Integration costs related to acquisitions            7.8           10.0           10.4           20.1            9.6           16.1
Other charges                                       53.2           79.6              -          136.6              -              -
                                                 -----------------------------------------------------------------------------------
Adjusted EBT                                        80.1           43.0          176.5          201.3          114.0          292.0
Interest expense (income), net                      (2.4)          (5.1)         (13.3)         (11.0)          10.7          (19.0)
                                                 -----------------------------------------------------------------------------------
Adjusted EBIT                                       77.7           37.9          163.2          190.3          124.7          273.0
Amortization of intangible assets                   28.1           32.2           60.1           89.9           55.6           88.9
                                                 -----------------------------------------------------------------------------------
ADJUSTED EBIAT                                     105.8           70.1          223.3          280.2          180.3          361.9
                                                     4.0%           3.2%           3.5%           3.7%           3.4%           3.7%
                                                 -----------------------------------------------------------------------------------
Adjusted EBITDA                                  $ 148.5        $ 121.6        $ 308.6        $ 414.0        $ 251.3        $ 483.8
                                                 -----------------------------------------------------------------------------------
                                                 -----------------------------------------------------------------------------------
                                                     5.6%           5.5%           4.9%           5.5%           4.7%           5.0%
                                                 -----------------------------------------------------------------------------------

 (1) Earnings per share and number of shares outstanding figures have been restated for effects of December 1999 two-for-one stock split, by way of a stock dividend (2) Restated to reflect treasury stock method, retroactively applied.